VBI VACCINES INC.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of VBI Vaccines Inc. (the “Company”) held on September 23, 2016.

Description of Matter	Outcome of Vote
Resolution to appoint EisnerAmper LLP, Chartered Accountants as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	Resolution passed by requisite majority. Details of the voting by proxy are as follows:

●	Total shares voted in favour: 26,492,722 (99.95%)
●	Total shares withheld: 12,706 (0.05%)

Resolution to elect the management nominees as directors of the Company.	All nominees proposed by management were elected to serve as directors of the Company until its next annual general meeting. Details of the voting by proxy are as follows:

Name	Votes in Favour	Votes Withheld
Jeff Baxter	18,066,460	52,985
	(99.71)%	(0.29)%
Steven Gillis	18,118,302	1,143
	(99.99)%	(0.01)%
Scott Requadt	18,116,772	2,673
	(99.99)%	(0.01)%
Michel De Wilde	18,116,389	3,056
	(99.98)%	(0.02)%
Sam Chawla	18,117,972	1,473
	(99.99)%	(0.01)%
Steven D. Rubin	18,017,032	102,413
	(99.43)%	(0.57)%
Adam Logal	18,112,942	6,503
	(99.96)%	(0.04)%

Advisory resolution to approve the Company’s approach to executive compensation	Advisory resolution passed by requisite majority. Details of the voting by proxy are as follows:

●	Total shares voted in favour: 18,045,174 (99.59%)
●	Total shares against: 74,272 (0.41%)

DATED this 26th day of September, 2016

VBI VACCINES INC.

By:	(Signed) Egidio Nascimento
Name:	Egidio Nascimento
Title:	Chief Financial Officer